UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MEMORY PHARMACEUTICALS CORP.
(Name of Subject Company)
900 NORTH POINT ACQUISITION CORPORATION
HOFFMANN-LA ROCHE INC.
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

58606R403
(Cusip Number of Class of Securities)

Frederick C. Kentz III
Hoffmann-La Roche Inc.
340 Kingsland Street
Nutley, New Jersey 07110
Telephone: (973) 235-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,435,251.01	$1,982.11

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 82,243,050 shares of common stock of Memory Pharmaceuticals Corp. outstanding as of November 20, 2008 and options outstanding as of November 20, 2008 with respect to 1,708,030 shares of common stock of Memory Pharmaceuticals Corp.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00003930.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,982.11	Filing Party:	Hoffmann-La Roche Inc.
Form or Registration No.:	SC TO-T	Date Filed:	December 3, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1, Items 3 through 9 and Item 11.

This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on December 3, 2008 by Hoffmann-La Roche Inc, a New Jersey corporation (“Parent”), and 900 North Point Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”).  This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Memory Pharmaceuticals Corp., a Delaware corporation (the “Company”), at $0.61 per share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 2.  Subject Company Information.

On December 3, 2008, the Company announced that it received notification from the NASDAQ Listing Qualifications Panel (the “Panel”) that the Panel has determined to delist the Company’s common stock from The NASDAQ Capital Market.  However, the Company was also notified on December 3, 2008 that the NASDAQ Listing and Hearing Review Council (the “Review Council”) has called for review of the Panel’s decision to delist the Company’s common stock and has determined to stay the Panel’s decision pending further action by the Review Council.  As a result, the Company’s common stock will continue to trade on The NASDAQ Capital Market pending further consideration of this matter by the Review Council.  In its notification, the Review Council requested that the Company submit any additional information that Memory wishes the Review Council to consider in its review by December 29, 2008.

Item 10.  Financial Statements.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2008

900 NORTH POINT ACQUISITION CORPORATION

By:	/s/ Frederick C. Kentz III
Name: Frederick C. Kentz III
Title: President

HOFFMANN-LA ROCHE INC.

By:	/s/ Frederick C. Kentz III
Name: Frederick C. Kentz III
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated December 3, 2008.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated December 3, 2008.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated November 25, 2008.*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of November 25, 2008, among Memory Pharmaceuticals Corp., Hoffmann-La Roche Inc. and 900 North Point Acquisition Corporation (incorporated by reference to the Form 8-K filed by Memory Pharmaceuticals Corp. on November 25, 2008).

(d)(2)
Tender and Support Agreement, dated as of November 25, 2008, among Hoffmann-La Roche Inc. and certain stockholders listed on the signature page thereto (incorporated by reference to the Schedule 14D-9 filed by Memory Pharmaceuticals Corp. on December 3, 2008).

(d)(3)
Confidentiality Agreement, dated October 29, 2008, between F. Hoffmann-La Roche Ltd and Memory Pharmaceuticals Corp. (incorporated by reference to the Schedule 14D-9 filed by Memory Pharmaceuticals Corp. on December 3, 2008).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
________________
* Previously filed